

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 17, 2018

Harold Montgomery
Chief Executive Officer
MoneyOnMobile, Inc.
500 North Akard Street Suite 2850
Dallas, TX 75201

> **Re: MoneyOnMobile, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 27, 2018**
> **File No. 333-223935**

Dear Mr. Montgomery:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose whether the subscription privileges you intend to offer will be governed by a subscription agreement, and if so, please file this agreement as an exhibit to your registration statement. Refer to Item 601(b)(4) of Regulation S-K.

Prospectus Cover Page

2. We note your disclosure that you are offering non-transferable subscription rights to purchase up to 15,000,000 shares of your common stock. Your fee table, however, indicates that you are registering 17,250,000 shares of common stock issuable upon exercise of the subscription rights. Please revise for consistency, and make conforming changes throughout your registration statement.

3. We note the disclosure in your table that the total subscription price for your offering will be $6 million. Please amend your disclosure to clarify how you arrived at this total, considering that you have yet to set a price for your offering, and make conforming changes to your registration statement. Please also revise footnote 2 to this table to reflect that your fully subscribed rights offering includes rather than excludes the over-subscription privilege, or tell us why the over-subscription privilege is excluded.

Questions and Answers about the Rights Offering

Why are we conducting the rights offering? Page 5

4. We note your disclosure here and on your prospectus cover page that you are conducting the offering to raise capital that you intend to use to grow your Indian operations and for general corporate purposes. In your Use of Proceeds section, however, you disclose that you also intend to use proceeds from the offering for retirement of certain note obligations, and on page 4 you disclose that you need the funding from this offering to remain a going concern, maintain operations, and to activate your business plan. Please revise for consistency, and make conforming changes throughout your registration statement. Please also provide the required disclosure pursuant to Instruction 4 to Item 504 of Regulation S-K with respect to any proceeds that will be used to retire your note obligations.

How much will the Company receive from the rights offering? Page 8

5. You disclose here that you estimate the net proceeds from the rights offering will be approximately $5.5 million; however, your prospectus cover page indicates that your net proceeds will be $6 million, and your Use of Proceeds section discloses that your net proceeds will be approximately $6.4 million. Please revise for consistency and make conforming changes to your prospectus, and clarify how you arrived at your net proceeds calculation, considering that you have yet to set a price for your offering.

Material U.S. Federal Income Tax Consequences

Tax Consequences to U.S. Holders

Taxation of Subscription Rights

Receipt of Subscription Rights, page 33

6. You disclose that you believe the distribution of the subscription rights pursuant to this offering is "tax-free." In this regard, please file the tax opinion required by Item 601(b)(8) of Regulation S-K, or tell us why you believe you are not required to do so. For guidance, refer to Section III of Staff Legal Bulletin No. 19, available on our website.

<u>Management</u>

<u>Summary Compensation Table, page 44</u>

7. Please update your executive and director compensation disclosure to reflect your most recently completed fiscal year. For guidance, refer to Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

<u>Item 17. Undertakings, page II-3</u>

8. Please amend your registration statement to include the undertaking applicable to warrants and rights offerings enumerated in Item 512(c) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products